                                              Filed by Kana Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                       Subject Company: Broadbase Software, Inc.
                                                 Commission File No.: 000-026789



Kana Announces First Quarter 2001 Results

Redwood City, CA - April 18, 2001 - Kana Communications, Inc. (NASDAQ:KANA), a leading provider of enterprise relationship management solutions, today announced financial results for the quarter ended March 31, 2001.

Revenue for the first quarter was $24.2 million, an increase of 126 percent from the $10.7 million in the quarter ended March 31, 2000. Revenue for the quarter ended December 31, 2000 was $42.4 million.

Pro forma net loss for the quarter was $38.6 million, or $(0.42) per share, compared with $11.1 million, or $(0.21) per share, for the first quarter of 2000, and a pro forma net loss of $33.2 million, or $(0.37) per share, for the quarter ended December 31, 2000.

Kana's reported pro forma financial results exclude amortization of intangible assets, stock-based compensation, a restructuring charge, and a goodwill impairment charge. For full details on Kana's reported results, see the accompanying financial tables.

"We are pleased with the list of top tier new customers we have signed during the first quarter," said Jay Wood, Kana's chairman and chief executive officer. "While we remain cautiously optimistic about the second quarter and 2001, we recognize the tough economic climate we are operating in. As part of our commitment to attaining profitability, we have taken further cost-cutting measures and reduced our head-count by approximately 300 employees over the last week. In line with this effort, we expect to further reduce head-count by roughly 100 employees during the second quarter," Wood continued.

On April 9, 2001, Kana announced the signing of a definitive merger agreement with Broadbase Software (Nasdaq: BBSW), a leading provider of Intelligent Customer Interaction(TM) solutions. The agreement is subject to shareholder approval and is expected to close in the third quarter of 2001.

Kana will host a conference call later today to discuss the results. The call will begin at 2:00 p.m. Pacific Daylight Time (5:00 p.m. Eastern Daylight Time), and can be accessed via a webcast on the investor relations section of Kana's website, www.kana.com. A webast replay will be available on the investor relations section of Kana's website for seven days following today's conference call.

About Kana Communications, Inc.

Kana Communications, Inc., a leading provider of Web-architected enterprise relationship management (eRM) solutions, delivers a broad range of world-class, integrated e-business and interaction applications with a modular and scalable platform for both global 2000 and Internet companies. Kana solutions deliver personal web portals that offer customers, partners, suppliers and the enterprise an integrated, global view of their communications and relationships. This global view includes managing the full set of communications channels such as e-mail, Web, chat, instant message, VOIP, phone and person-to-person, as well as e-business and communications applications to integrate the marketing, sales and service functions. This full-service suite enables e-businesses to compete and succeed in today's customer-driven economy. For more information about the solutions found in Global 2000 and leading Internet customers, please visit Kana at www.kana.com.

Note:

Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc. All other company and product names may be trademarks of their respective owners.


                           KANA COMMUNICATIONS, INC.
    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (A)
                     (In thousands, except per share data)

                                               Three Months Ended
                                                   March 31,
                                              --------------------
                                                 2001        2000
                                              --------   ---------
    Revenues:
      License.......................          $ 11,857   $  7,329
      Service.......................            12,298      3,359
    Total revenues..................            24,155     10,688
    Cost of revenues:
      License.......................               633        143
      Service.......................            16,829      4,032
    Total cost of revenues..........            17,462      4,175
    Gross profit....................             6,693      6,513
    Operating expenses:
      Sales and marketing...........            26,534     11,210
      Research and development......            12,949      5,239
      General and administrative....             6,068      1,835
    Total operating expenses........            45,551     18,284
    Pro forma operating loss........           (38,858)   (11,771)
    Other income, net...............               302        643
    Pro forma net loss..............          $(38,556)  $(11,128)

    Pro forma basic and diluted
     net loss per share.............          $  (0.42)  $  (0.21)
    Shares used in computing pro
     forma basic and diluted net
     loss per share.................            91,518     52,550

(A) Excludes charges for the amortization of intangible assets, stock-based compensation, restructuring costs and goodwill impairment.

                           KANA COMMUNICATIONS, INC.
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                   March 31,
                                              --------------------
                                                 2001        2000
                                              --------   ---------
Revenues:
  License..............................       $  11,857   $  7,329
  Service..............................          12,298      3,359
Total revenues.........................          24,155     10,688
Cost of revenues:
  License..............................             633        143
  Service..............................          16,829      4,032
Total cost of revenues.................          17,462      4,175
Gross profit...........................           6,693      6,513
Operating expenses:
  Sales and marketing..................          26,534     11,210
  Research and development.............          12,949      5,239
  General and administrative...........           6,068      1,835
  Amortization of intangible assets
   and stock-based compensation........          90,964      3,320
  Restructuring costs..................          19,930         --
  Goodwill impairment..................         603,446         --
Total operating expenses...............         759,891     21,604
Operating loss.........................        (753,198)   (15,091)
Other income, net......................             302        643
Net loss...............................       $(752,896)  $(14,448)

Basic and diluted net los per share....       $   (8.23)  $  (0.27)
Shares used in computing basic and
 diluted net loss per share............          91,518     52,550

                           KANA COMMUNICATIONS, INC.
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                              March 31,  December 31,
                                              ---------  ------------
                                                 2001        2000
                                              --------   ------------
ASSETS

Current assets:
  Cash and short-term investments.........    $  20,999   $ 76,499
  Accounts receivable, net................       27,141     43,393
  Prepaid expenses and other current
   assets.................................       12,914     14,866
    Total current assets..................       61,054    134,758
Property and equipment, net...............       37,048     40,095
Intangible assets, principally goodwill...      109,777    800,000
Other assets..............................        5,258      5,271
    Total assets..........................    $ 213,137   $980,124

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable...........................    $   1,541   $  1,604
  Accounts payable........................       11,327     17,980
  Accrued liabilities.....................       26,019     35,846
  Deferred revenue........................       23,325     25,242
    Total current liabilities.............       62,212     80,672
Total stockholders' equity................      150,925    899,452
    Total liabilities and stockholders'
     equity...............................    $ 213,137   $980,124

Source:
Kana Communications, Inc.

For more Information:

Investors:
Art Rodriguez
Kana Communications, Inc.,
650-298-9282
arod@kana.com

Carolyn Bass
Market Street Partners for Kana Communications, Inc.
415-658-4123
carolyn@marketstreetpartners.com


Media:
Daphne Alden
Kana Communications, Inc.
650-474-8871
daphne@kana.com


Financial Media:
Bobby Fasulo
Market Street Partners
415-658-4123
Bobby@marketstreetpartners.com


Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995:

Information in this release and during the presentation that involves Kana's financial forecasts, projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Kana's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to Kana as of the date of the release, which may likely change, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences
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include, but are not limited to, competition in our marketplace, risks associated with the evolving and varying demand for eRM, eCRM, customer communication and similar software, our ability to manage our cash position and expenditures, our history of losses, our ability to expand sales, our ability to manage our business in light of recent management changes and personnel reductions, continued acceptance of email and the Internet as a communications medium, litigation over property rights, and general economic factors, particularly as it affects spending by our prospective customers on software products such as ours.

In addition, statements that describe our proposed merger with Broadbase Software, and the anticipated results of combining the product lines and businesses of Kana and Broadbase, include forward looking statements. The expected benefits of the proposed combination may not be realized for a number of reasons including the following: the merger may not be approved by the stockholders of Kana and Broadbase and the other conditions of closing may not be satisfied; the announcement of the merger may disrupt the companies' normal sales cycles because their sales forces may be distracted by the pending business combination or because customers may delay new orders until the merger is closed and the sales forces and product lines are combined; the combined product lines may not be as broad as those of some of the competitors of Kana and Broadbase, and the merger could cause Kana and Broadbase's business partners and potential competitors to acquire other product lines that would compete directly with the combined company; Kana and Broadbase may not be able to rapidly integrate the operations or retain the key employees; the combined company may not achieve the increase in revenues that it expects or the optimal mix between license and service revenues that it targets to achieve its profitability goals. These and other factors are risks associated with our business that may affect our operating results are discussed in the Company's filings with the Securities and Exchange Commission ("SEC"), including our most recent annual report on Form 10-K and quarterly report on Form 10-Q.

Additional Information and Where to Find It

Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Kana and Broadbase expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Broadbase containing information about the merger. Investors and security holders of Kana and Broadbase are urged to read the Registration Statement and Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Kana, Broadbase, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase by directing a request through the Investor Relations portion of Broadbase's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063 or from Kana at Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Investor Relations, telephone: 650-298-9282. In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana and Broadbase file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana and Broadbase at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's
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stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of Broadbase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.